COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


03024090

File Number: 82.2994

19 June 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dlw 6/30

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL PRESENTS AT UBS FOOD & BEVERAGE CONFERENCE

Sydney, 19 June 2003: Coca-Cola Amatil (CCA) advises that Mr Terry Davis, CCA's Managing Director, will present at the UBS Food & Beverage Conference today. In Mr Davis' presentation he will provide guidance on CCA's current trading conditions and reaffirm the full year outlook, as detailed below.

With less than six months of the year completed, CCA remains confident that it can deliver on the 2003 annual earnings targets of 10% to 15% net profit growth, 12% to 15% earnings per share growth and 1 to 1.5 percentage points improvement in return on capital employed. CCA expects the first half 2003 net profit growth should be around the top end of its previous guidance of 10% to 15%, assuming a satisfactory June trading. Excellent earnings performance in Australia and New Zealand will more than offset weakness in South Korea and Indonesia, as follows:

- **Australia**, CCA expects to achieve a record double digit growth in earnings before interest and tax (EBIT) for the first half of 2003. This is due to the combination of good volume growth, higher revenue per case, lower cost of raw materials and further reductions in operating costs.
- **Oceania**, led by New Zealand, continues to outperform with excellent volume, revenue and EBIT growth. New Zealand has had strong core brand sales, as well as the benefit of the Rio Beverages acquisition and will achieve record double digit EBIT growth in the first half.
- **South Korea**, volume in the first half 2003 will be below prior year due to the decline in consumer confidence and changes by CCA in its wholesaler trading terms. First half 2003 EBIT is now expected to be approximately $10 million below the prior comparable period (on an Australian dollar basis). This reflects the decline in volume partially offset by further cost reduction initiatives and a focus on delivering profitable volume. Notwithstanding the first half 2003 EBIT decline, CCA expects double-digit EBIT growth in the second half of 2003 and full year EBIT ahead of 2002 (in Australian dollars and local currency). This improvement will come from a further early retirement plan, introduction of Cherry Coke, lower raw material costs and indirect expenses. CCA also expects to dispose, above book value, further surplus land amounting to approximately $50 million.
- **Indonesia**, as expected the difficult consumer environment and the January 2003 12% price increase will result in volume and EBIT in the first half being below prior year. CCA is confident that its strategy of price realisation will improve Indonesia's medium term margins and provide a better platform for growth once economic conditions improve.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571

19/06/03 12:09 PM